Exhibit 99.1

17 November 2023

Tremor International Ltd
("Tremor" or the "Company")

Director Dealings Pursuant to Previously Established Non-Discretionary Plans to Trade Under Rule 10b-5

Tremor International Ltd. (AIM/NASDAQ: TRMR) ("Tremor" or the "Company"), a global leader in data-driven video and Connected TV ("CTV") advertising technology offering an end-to-end platform that enables advertisers to optimize their campaigns and media companies to maximize inventory yield, announces that in accordance with the vesting schedule for certain performance stock units over Ordinary Shares of NIS0.01 each in the capital of the Company ("PSUs" and "Ordinary Shares") 675,000 time-based PSUs over Ordinary Shares have vested and been issued to certain Directors of the Company as set out in the table below.

In addition, pursuant to previously established non-discretionary plans to trade in the Company's Ordinary Shares in accordance with the terms of Rule 10b5-1 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Rule 10b5-1 Plans"), Ofer Druker, the Company's Chief Executive Officer, has sold Ordinary Shares (the "Share Sale") in order to cover the tax obligations triggered by the vesting of PSUs. Full details of the Share Sale are detailed in the table below.

Director	Position	Ordinary Shares Issued	Ordinary Shares Sold	Share Sale Price	Resultant Holding	% of total voting rights
Ofer Druker	Chief Executive Officer	375,000	7,262 8,242 3,616 4,494 5,520 5,720 2,282	$1.7885 $1.8584 $1.8362 $1.8205 $1.8286 $1.8326 $1.7918	4,390,361	3.04%
Yaniv Carmi	Chief Operating Officer	165,000	-	-	2,037,039	1.41%
Sagi Niri	Chief Financial Officer	135,000	-	-	1,286,400	0.89%

For further information please contact:

Tremor International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Peter Jacob
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

Cavendish Capital Markets Ltd.
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

About Tremor International

Tremor International, the parent company of the Nexxen portfolio of advertising technology products and platforms, empowers advertisers, agencies, publishers, and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Tremor International, through its Nexxen-branded products and platforms, delivers a flexible and unified technology stack with advanced and exclusive data at its core. The Company's robust capabilities span discovery, planning, activation, measurement, and optimization - available individually or in combination - all designed to enable partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit www.tremorinternational.com and to learn more about the Company's recent rebranding, please visit www.nexxen.com.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Performance Stock Units over Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of PSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	375,000
d)	Aggregated information: • Aggregated volume • Price	375,000 Ordinary Shares n/a
e)	Date of the transaction	19 October 2023
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$1.7885	7,262
		$1.8584	8,242
		$1.8362	3,616
		$1.8205	4,494
		$1.8286	5,520
		$1.8326	5,720
		$1.7918	2,282
d)	Aggregated information: • Aggregated volume • Price	37,136 $67,790.81
e)	Date of the transaction	2 November 2023 3 November 2023 6 November 2023 7 November 2023 8 November 2023 9 November 2023 10 November 2023
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yaniv Carmi
2.	Reason for the Notification
a)	Position/status	Chief Operating Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Performance Stock Units over Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of PSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	165,000
d)	Aggregated information: • Aggregated volume • Price	165,000 Ordinary Shares n/a
e)	Date of the transaction	19 October 2023
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sagi Niri
2.	Reason for the Notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Performance Stock Units over Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of PSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	135,000
d)	Aggregated information: • Aggregated volume • Price	135,000 Ordinary Shares n/a
e)	Date of the transaction	19 October 2023
f)	Place of the transaction	NASDAQ Global Market